Exhibit 8.1

[Crowe Chizek and Company LLC Letterhead]

July 9, 2007

Board of Directors

The LaPorte Savings Bank

710 Indiana Avenue

LaPorte, IN 45350-3461

Re:	Certain Federal Income Tax Consequences of the “Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan” (“Plan”).

Certain Federal Income Tax Consequences of the “Agreement and Plan of Merger” (“Merger”).

To the Members of the Board of Directors:

You have asked for our opinion on the U.S. Federal income tax consequences relating to the “Reorganization”, whereby The LaPorte Savings Bank (“Bank”) will convert from an Indiana chartered mutual savings bank (hereafter referred to as “Mutual Bank”) to an Indiana chartered stock savings bank (hereafter referred to as “Stock Bank”) and will form LaPorte Savings Bank MHC (“MHC”), a federal mutual holding company, and LaPorte Bancorp, Inc. (“Holding Company”), a federal mid-tier holding company and a subsidiary of MHC. We are rendering this opinion pursuant to the LaPorte Savings Bank Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan. All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

The Reorganization will be effected, pursuant to the Plan of Reorganization, as follows:

(i)	Mutual Bank will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim One”);

(ii)	Interim One will also organize an interim stock savings bank as a wholly owned subsidiary (“Interim Two”);

(iii)	Interim One will organize Holding Company as a wholly owned subsidiary;

Board of Directors

The LaPorte Savings Bank

July 9, 2007

(iv)	the Bank will exchange its charter for a federal stock savings bank charter to become the Stock Bank and Interim One will exchange its charter for a federal mutual holding company charter to become the MHC;

(v)	simultaneously with step (iv), Interim Two will merge with and into the Stock Bank with the Stock Bank as the resulting institution;

(vi)	100% of the initially issued common stock of the Stock Bank will be transferred to the MHC in exchange for membership interests in the MHC; and

(vii)	the MHC will contribute the common stock of the Stock Bank to the Holding Company, and the Stock Bank will become a wholly owned subsidiary of the Holding Company.

Contemporaneously with the Reorganization, the Holding Company will offer for sale in the Stock Offering shares of Common Stock pursuant to the Plan, with priority subscription rights granted in descending order as follows:

(i)	to depositors of the Bank with deposits having an aggregate account balance of at least fifty dollars on December 31, 2005 (“Eligible Account Holders”);

(ii)	to any defined benefit plan or defined contribution plan (including any employee stock ownership plan, stock bonus plan, profit-sharing plan, or other plan) of the Bank, the Holding Company, the MHC or any of their affiliates, which, with its related trusts, meets the requirements to be qualified under Section 401 of the Internal Revenue Code (“Tax-Qualified Employee Plans”);

(iii)	to depositors of the Bank with deposits having an aggregate account balance of at least fifty dollars on the last day of the calendar quarter preceding approval of the Plan by the Office of Thrift Supervision (“Supplemental Eligible Account Holders”);

(iv)	to certain other depositors and borrowers of the Bank who do not already have subscription rights pursuant to (i) through (iii) above (“Other Depositors”); and

(v)	the general public.

You have also requested our opinion with respect to certain federal income tax consequences of the Merger. The Merger consists of the acquisition of City Savings Financial Corporation (“CSFC”), an Indiana chartered corporation, by LaPorte Bancorp, Inc. (“Holding Company”) as well as the proposed acquisition of City Savings Bank (“CSB”), an Indiana chartered stock savings and loan association and wholly owned subsidiary of CSFC, by LaPorte Savings Bank (“Bank”). We are rendering this opinion pursuant to the Agreement and Plan of Merger by and among The LaPorte Savings Bank and City Savings Financial Corporation and City Savings Bank (“Agreement”). All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Agreement.

The Merger will be effected, pursuant to the Agreement, as follows:

CSFC shall merge with and into Merger Corp., a federally chartered corporation to be formed as a subsidiary of Holding Company for the purpose of effecting the transactions contemplated by the Agreement, with Merger Corp. as the surviving entity (the “Corporate Merger”). Immediately thereafter, Merger Corp. shall merge with and into Holding Company with

Board of Directors

The LaPorte Savings Bank

July 9, 2007

Holding Company as the surviving entity in accordance with the Mid-Tier Merger Agreement. City Savings Bank shall merge with and into Bank with Bank as the surviving institution (the “Bank Merger”). The Bank Merger shall be effected pursuant to the Bank Merger Agreement. As a result of the Bank Merger, the existence of City Savings Bank shall cease and Bank shall be the surviving institution and continue to exist as a savings bank under the laws of Indiana . The common stock of Holding Company will be used as part of the purchase price to CSFC shareholders.

At the Effective Time, by virtue of the Merger and without any action on the part of Holding Company, CSFC or holders of CSFC Common Stock, the following shall occur:

(a)	CSFC Common Stock. Subject to Section 2.3(b) and Section 2.6(c) of the Agreement, each share of CSFC Common Stock issued and outstanding immediately prior to the Effective Time (including allocated but unvested shares of the City Savings Recognition and Retention Plan outstanding as of the date hereof) shall be converted into the right to receive the Merger Consideration, as defined and pursuant to Section 2.5 of the Agreement.

(b)	CSFC Common Stock Held by CSFC. All shares of CSFC Common Stock (other than shares of CSFC Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties) that are (i) owned by CSFC as treasury stock, or (ii) owned directly or indirectly by CSFC or any of its wholly owned subsidiaries, shall be cancelled and no Merger Consideration or other consideration shall be delivered in exchange therefore.

Each share of CSFC Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled) shall be converted at the election of the holder thereof, subject to and in accordance with the procedures set forth in the Agreement, into:

(a)	the right to receive in cash from Holding Company, without interest, an amount equal to $34.00 (the “Cash Consideration”);

(b)	the right to receive from Holding Company that number of shares of Holding Company Common Stock equal to the Exchange Ratio of 3.40 (the “Stock Consideration”); or

(c)	the right to receive a combination of the foregoing in accordance with the procedures set forth in the Agreement.

The total number of shares of CSFC common stock to be converted into the right to receive Cash Consideration as well as the total number shares to be converted into the right to receive Stock Consideration for such shares shall each be 50% of the number of shares of CSFC common stock outstanding immediately prior to the Effective Time.

Board of Directors

The LaPorte Savings Bank

July 9, 2007

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in both the Plan as well as the Agreement, including all exhibits attached thereto. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

The above opinions are effective to the extent that the Bank is solvent. No opinion is expressed about the tax treatment of the transaction if the Bank is insolvent. Whether or not the Bank is solvent will be determined at the end of the taxable year in which the Reorganization is consummated.

We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local or foreign tax issues. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

The discussion and conclusions set forth herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, current Internal Revenue Service (“IRS”) and existing administrative and judicial interpretations thereof, all of which are subject to change at any time. If there is a change, including a change having retroactive effect, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. Our opinion is as of the date hereof, and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The opinions expressed herein are not binding on the Internal Revenue Service (“IRS”) and there can be no assurance that the IRS will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal income tax effects of the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Board of Directors

The LaPorte Savings Bank

July 9, 2007

Based on and subject to the foregoing, it is our opinion that for federal income tax purposes, under current tax law:

With regard to the conversion of LaPorte Savings Bank:

1.	The conversion of LaPorte Savings Bank from a mutual savings bank to a stock bank charter will qualify as a reorganization under section 368(a)(1)(F) of the Code.

2.	No gain or loss will be recognized by Mutual Bank upon transfer of its assets to Stock Bank solely in exchange for shares of Stock Bank stock and the assumption by Stock Bank of the liabilities of Mutual Bank. (Code Sections 361(a) and 357(a)).

3.	No gain or loss will be recognized by Stock Bank upon receipt of the assets of Mutual Bank in exchange for shares of Stock Bank common stock. (Code Section 1032(a)).

4.	The basis of each asset of Mutual Bank held by Stock Bank immediately after the conversion will be the same as Mutual Bank’s basis for such asset immediately prior to the conversion. (Code Section 362(b)).

5.	The holding period of each asset of Mutual Bank held by Stock Bank immediately after the conversion will include the period during which such asset was held by Mutual Bank prior to the conversion. (Code Section 1223(2)).

6.	For purposes of Code Section 381(b), Stock Bank will be treated as if there had been no reorganization and, accordingly, the taxable year of Mutual Bank will not end on the effective date of the conversion and Stock Bank will not be required to obtain a new employee identification number. The tax attributes of Mutual Bank (subject to application of Code Sections 381, 382 and 384) including Mutual Bank’s bad debt reserves and earnings and profits, will be taken into account by Stock Bank as if the conversion had not occurred.

7.	Mutual Bank’s members will recognize no gain or loss upon their constructive receipt of shares of Stock Bank common stock, pursuant to the conversion, solely in exchange for their mutual ownership interest in Mutual Bank. (Code Section 354(a)(1)).

8.	No gain or loss will be recognized by members of Mutual Bank upon issuance to them of deposits in Stock Bank in the same dollar amount and upon the same terms as their deposits in Mutual Bank. (Code Section 354(a)).

9.	The basis of the deposit accounts in Stock Bank to be received by the members of Mutual Bank will be the same as the basis of their deposit accounts in Mutual Bank surrendered in the exchange. (Code Section 358(a)(1)).

Board of Directors

The LaPorte Savings Bank

July 9, 2007

With regard to the transfer of Stock Bank stock to MHC (“351 Transaction”):

1.	The exchange of Stock Bank common stock constructively received by members in exchange for membership interests in MHC will qualify as a tax-free exchange of property solely for stock pursuant to Section 351 of the Code.

2.	The initial shareholders of Stock Bank (the former Mutual Bank members) will recognize no gain or loss upon the transfer of Stock Bank common stock they constructively received in the bank conversion to MHC solely in exchange for membership interests in MHC. (Code Section 351).

3.	MHC will recognize no gain or loss upon its receipt of the common stock of Stock Bank in exchange for membership interests in MHC. (Code Section 1032(a)).

4.	MHC’s basis in the property received from members of Stock Bank will be the same as the basis of such property in the hands of the members of Stock Bank immediately prior to the transaction. (Code Section 362(a)).

5.	Stock Bank’s members’ basis in MHC membership interests received in the transaction will be the same as the basis of the property transferred in exchange for such interest. (Code Section 358(a)(1)).

6.	MHC’s holding period for the property received from Stock Bank members will include the period during which such property was held by such persons. (Code Section 1223(2)).

With regard to MHC’s transfer of 100% of the common stock of Stock Bank to Holding Company(“Secondary 351 Transaction”):

1.	MHC will recognize no gain or loss upon the transfer of Stock Bank stock to Holding Company in exchange for stock in Holding Company (Code Section 351(a)).

2.	Holding Company will recognize no gain or loss on its receipt of Stock Bank stock in exchange for MHC’s common stock. (Code Section 1032(a)).

3.	MHC’s basis in the Holding Company common stock received in the Secondary 351 Transaction will be the same as its basis in the Stock Bank stock transferred. (Code Section 358(a)(1)).

4.	Holding Company’s basis in the Stock Bank stock received from MHC will be the same as the basis of such property in the hands of MHC. (Code Section 362(a)).

5.	MHC’s holding period in the Holding Company common stock received will include the period during which it held the Stock Bank common stock, provided that such property was a capital asset on the date of the exchange. (Code Section 1223(1)).

Board of Directors

The LaPorte Savings Bank

July 9, 2007

6.	Holding Company’s holding period for the Stock Bank stock received from MHC will include the period during which such property was held by MHC. (Code Section 1223(2)).

With regard to those who hold subscription rights:

1.	It is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Holding Company is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors upon issuance to them of the subscriptions rights or upon the exercise of such rights. (Code Section 356(a), Rev. Rul. 56-572).

2.	It is more likely than not that the tax basis to the holders of shares of common stock purchased in the Reorganization pursuant to the exercise of the subscription rights will be the amount paid thereof, and that the holding period for such shares of common stock will begin on the date on which the right to acquire such stock was exercised. (Code Sections 1012 and 1223(6)).

3.	The holding period for shares of common stock purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of purchase. (Code Section 1223(6)).

Our opinion regarding the subscription rights above is based on the position that these rights to purchase shares of common stock received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors have a fair market value of zero. The subscription rights will be granted at no cost to the recipients, will be non-transferable and of short duration, and will afford the recipients the right only to purchase Holding Company common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. Based on this, we believe it is more likely than not that the non-transferable subscription rights to purchase common stock have no value.

If the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and Holding Company and/or Stock Bank may be taxable on the distribution of the subscription rights.

With regard to the Merger:

1.	The Merger will constitute a reorganization for Federal income tax purposes within the meaning of Code Sections 368(a)(1)(A) and (a)(2)(D). CSFC, Holding Company, CSB, Bank, and Merger Corp. will each be a “party to a reorganization” as that term is defined in Code Section 368(b).

Board of Directors

The LaPorte Savings Bank

July 9, 2007

2.	No gain or loss will be recognized by CSFC, Holding Company, CSB, Bank, and Merger Corp. in connection with the Merger. (Code Sections 361(a) and 1032(a))

3.	A CSFC shareholder who receives solely Holding Company Common Stock in exchange for all of such shareholder’s shares of CSFC Common Stock pursuant to the Merger will not recognize gain or loss on the exchange (Code Section 354(a)(1)).

4.	The gain, if any, realized by a CSFC shareholder who receives both shares of Holding Company common stock (including any fractional share interest) and cash in exchange for their CSFC common stock will be recognized. The gain recognized will be the lesser of (i) the excess of the sum of the amount of cash and the fair market value of common stock received over the shareholder’s adjusted basis in the stock surrendered or (ii) the amount of cash received by the shareholder (Code Sections 354(a)(1) and 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder's ratable share of undistributed earnings and profits will be treated as a dividend (Code Section 356(a)(2)). For purposes of determining whether a CSFC shareholder’s receipt of cash has the effect of a distribution of a dividend, the CSFC shareholder will be treated as if it first exchanged all of its CSFC Common Stock solely in exchange for Holding Company Common Stock and then Holding Company immediately redeemed a portion of that stock for the cash the CSFC shareholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the CSFC shareholder if such receipt is, with respect to the CSFC shareholders, “not essentially equivalent to a dividend” or “substantially disproportionate”, each within the meaning of Section 302(b) of the Code. No loss will be recognized by a CSFC shareholder on the receipt of Holding Company common stock and cash in exchange for CSFC common stock (Code Section 356(c)).

5.	If a cash payment is received by a shareholder of CSFC in lieu of a fractional share interest of Holding Company common stock, the cash payment will be treated as received by the shareholder as a distribution in redemption of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share redeemed, subject to the provisions and limitations of Code Section 302. Revenue Ruling 66-365 (1966-2 CB 116).

6.

The cash received by a shareholder of CSFC in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of CSFC common stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the shareholder has no further connection with Holding Company or CSFC after the Merger, the distribution would generally not be treated as a dividend. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between

Board of Directors

The LaPorte Savings Bank

July 9, 2007

the cash received and the adjusted basis in the CSFC common stock surrendered. Such gain or loss will be capital in nature if the CSFC common stock was held as a capital asset pursuant to Code Section 1221. If the distribution is treated as a dividend, the shareholder will recognize ordinary income on the distribution, which may be eligible for a reduced tax rate if the shareholder meets certain holding period requirements.

7.	The aggregate tax basis of the Holding Company common stock received by a CSFC shareholder in exchange for CSFC common stock will be the same as the aggregate tax basis of the CSFC common stock that was exchanged therefore, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange (Code Section 358(a)).

8.	The holding period for the shares of Holding Company common stock received by a CSFC shareholder will include the holding period for the CSFC common stock exchanged in the Merger, provided the shares of CSFC common stock were held as a capital asset at the Merger Effective Time (Code Section 1223(1)).

9.	The tax basis of the assets of CSFC held by Holding Company immediately after the Merger will be the same as the basis of such assets held by CSFC immediately prior to the Merger (Code Section 362(b)).

10.	The holding period of the assets of CSFC held by Holding Company immediately after the Merger will include the period during which such assets were held by CSFC immediately prior to the Merger (Code Section 1223(2)).

We consent to the filing of this opinion letter as an exhibit to LaPorte Savings Bank’s combined Form MHC-1/MHC-2 Notice of MHC Reorganization and Application for Approval of a Minority Stock Issuance by a Subsidiary of MHC, as an exhibit to the Holding Company’s Application on Form H(e)1-S, as filed with the OTS, LaPorte Holding Company, Inc.’s Registration Statement on Form SB-2 as filed with the SEC, and the Registration Statement under the Securities Act of 1933 on Form S-4. We also consent to the references to our firm in the Prospectus contained in the Forms MHC-1/MHC-2, H(e)1-S, SB-2, and S-4 under the captions “The Reorganization and the Stock Offering – Tax Effects of the Reorganization”, “Legal and Tax Matters”, and “Federal Income Tax Consequences”, as well as the summarization of our opinion in such Prospectus.

Very truly yours,

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC